Exhibit 99.3

Red White & Bloom Brands Reports Q2 2021

-$58.5 million in Adjusted Sales,2 for first six months of 2021-

-Q2 revenue increased 13% over Q1 2021-

-Reduced short term obligations through repayment of approximately US$18 million of debt and restructuring of over US$20 Million into long term debt-

TORONTO, August 30, 2021 (GLOBE NEWSWIRE) -- Red White & Bloom Brands Inc. (CSE: RWB and OTCQX: RWBYF) (“RWB” or the “Company”), a multi-state cannabis operator and house of premium brands, is pleased to report select second quarter (Q2, 2021) financial results and subsequent events. The Company will be filing its Q2 2021 financial statements and related Management's Discussion and Analysis (“MD&A”) today.

Brad Rogers, Chairman & CEO commented, “We continue to make great strides with our branded products and see momentum in Q2, which has teed up Q3 nicely, and will translate into a strong second half. In Florida, after closing the acquisition at the end of April, we have made strategic investments that are allowing us to quickly ramp up capacity as well as complete construction for new store openings before the end of 2021.

Under IFRS, revenue for the second quarter was up 13% over the first quarter of this year. Even with the growth in recognized revenue, it’s important to note that in the second quarter, there were a number of significant raw material inventory purchases made to support growth for Q3 and in anticipation of new branded product line launches; we want to point out that, under IFRS, these purchases reduced recognized revenue for PV in Michigan. We continue to present the Adjusted Sales to assist investors in understanding the growth and demand for our brands in the US cannabis market.

The second quarter does not include any operating results from our investee in Michigan. As previously mentioned, we are completing our revised asset purchase of our Michigan investee to bring their revenue as well as adjusted sales into IFRS revenue format before the end of this current quarter. Once those are complete, and the expansion of our Florida operations come on stream, we expect to see strong quarterly results reported for the Company going forward.”

Q2 Highlights

•RWB received Florida Department of Health, Office of Medical Marijuana Use approval

1Adjusted Sales is a financial measure that is not determined or defined in accordance with the International Financial Reporting Standards, as issued by the International Accounting Standards Board ("IFRS").  Adjusted sales include Platinum Vape actual wholesale sales currently done through a third party in Michigan under license.

and closed on the acquisition of Acreage Florida, which is licensed to operate medical marijuana dispensaries, a processing facility, and a cultivation facility in the state of Florida. The transaction included a 114,000 SF facility for cultivation and a 4,000 SF freestanding administrative office building located on 15 acres in Sanderson Florida.

•Secured 30 double wide fully enclosed cultivation pods that collectively provide approximately 19,000 square feet of turn-key cultivation space, with 14,400 square feet of canopy capable of producing in excess of 7,000lbs of flower annually, as well as thousands of pounds of trim and shipped them to Florida.

•RWB completed the more comprehensive portion of Michigan’s two-step application process, or “prequalification”, for medical marijuana licensing through a wholly owned operating subsidiary, RWB Michigan, LLC.

•Completed US$52 million in financing transactions and retired US$7.7 million of debt.

Q2 Subsequent Event Highlights

•Closed on the acquisition of an operational 45,000 square foot greenhouse situated on 4.7 acres of land in Apopka, Florida.  RWB expects a Q4 2021 harvest schedule at this facility.

•Exercised the Company’s option to extend the maturity of its Credit Facility to January 2022, the Company has the option to further extend to July 2022.

•Retired approximately $US10 million of debt.

•Entered into agreements to restructure US$20 million of debt, expected to close over first week of September 2021, which will see the maturity date moved to January 2023.

The Company reports adjusted sales for the first six months of $58.5 million. Revenue for Q2, 2021 was $13.3 million compared to $11.8 million in Q1, 2021, an increase of 13% vs Q1, 2021. Gross Margin (excluding adjustments for biological assets) was $9.5 million in Q2, 2021.

The Company utilizes a 3rd party licensee in Michigan.  As per the licensing agreement, the revenue the Company can recognize is product sales less inventory purchases and direct expenses.  As a result, the Company’s revenue in Michigan is always understated by inventory purchases made and direct expenses incurred during the period.  In the first quarter of 2021, product sales in just Michigan increased by 18% from the prior quarter, and the Company significantly increased inventory purchases to secure sufficient inventory which reduced revenue as per the licensing agreement.  This timing difference in revenue will continue until the Company becomes fully licensed in Michigan.  Once the Company is licensed in Michigan, the Company will be able to recognize full product sales as revenue under IFRS. As such, Investors are provided adjusted sales1 for additional insight into the results of the Company’s performance.

About Red White & Bloom Brands Inc.

The Company is positioning itself to be one of the top three multi-state cannabis operators active in the U.S. legal cannabis and hemp sector. RWB is predominantly focusing its investments on the major US markets, including Michigan, Illinois, Massachusetts, Arizona and California with respect to cannabis, and the US and internationally for hemp-based CBD products.

For more information about Red White & Bloom Brands Inc., please contact:

Brad Rogers, CEO and Chairman

604-687-2038

Tyler Troup, Managing Director
Circadian Group IR
IR@RedWhiteBloom.com

Visit us on the web: www.RedWhiteBloom.com

Follow us on social media:
Twitter: @rwbbrands
Facebook: @redwhitebloombrands
Instagram: @redwhitebloombrands

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations.  When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.  There is no assurance that these transactions will yield results in line with management expectations. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: risks associated with the implementation of the Company’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, market size, and the volatility of the Company’s common share price and volume.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information.  Such factors include, among others, risks related to the Company’s proposed business, such as failure of the business strategy and government regulation; risks related to the Company’s operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to the Company and its business generally; risks related to regulatory approvals. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized.  It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE.  READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.